Exhibit 99.1

So-Young Announces Engagement of Legal and Financial Advisors to the Special Committee

BEIJING, Dec. 3, 2021 -- So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained Duff & Phelps, A Kroll Business operating as Kroll, LLC, as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its independent U.S. legal counsel to assist the Special Committee in its evaluation and consideration of the previously announced preliminary non-binding proposal letter, dated November 22, 2021, from Mr. Xing Jin, co-founder, Chairman of the Board and Chief Executive Officer of the Company, to acquire all of the outstanding Class A ordinary shares of the Company that are not already owned by Mr. Jin and his affiliates (the “Buyer Group”) for a purchase price of $5.30 per American Depositary Share (“ADS,” with every 13 ADSs representing 10 Class A ordinary shares), or US$6.89 per Class A ordinary share, in cash in a going private transaction (the “Proposed Transaction”).

The Company cautions its shareholders and others considering trading in its securities that the Proposal constitutes only a preliminary indication of the Buyer Group’ interest and does not constitute any binding commitment with respect to the Proposed Transaction or any other transaction.

No decisions have been made by the Special Committee with respect to the Proposed Transaction. There can be no assurance that any definitive offer relating to the Proposed Transaction will be made by the Buyer Group, that any definitive agreement will be executed relating to the Proposed Transaction or any other transaction, or that this or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any update with respect to the Proposed Transaction, except as required under applicable law. At this time, no action by the Company’s shareholders is required. Further announcements will be made by the Special Committee when and as appropriate.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com